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                               January 25, 2023

       Howard Lee
       Chief Executive Officer
       Lucas GC Ltd
       Room 5A01, 4th Floor
       Air China Building, Xiaoyun Road
       Sanyuanqiao, Chaoyang District
       Beijing 100027, China

                                                        Re: Lucas GC Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
9, 2023
                                                            CIK No. 0001954694

       Dear Howard Lee:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 23, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 9, 2023

       Prospectus Summary
       Risk Factors Summary, page 11

   1. We note your response to prior comment 2 and that you removed from the cover page the statement that you do
not believe there will be material effects on your Hong Kong subsidiaries
operations and financial results resulting from the legal and operational risks relating to the PRC
regulations. Please remove the statement from this section as well.
 Howard Lee
FirstName  LastNameHoward Lee
Lucas GC Ltd
Comapany
January 25,NameLucas
            2023      GC Ltd
January
Page 2 25, 2023 Page 2
FirstName LastName
Capitalization, page 64

2. We note your revised disclosures in response to prior comment 12. Please further revise to include a line for mezzanine equity. Also, revise to label the middle column as "pro forma" rather than "pro forma as adjusted."
Business
Our Customers, page 123

3. We note that in response to prior comment 21, you removed the cross-reference to risk factor disclosure regarding your customer concentration. To the extent material, please provide risk factor disclosure regarding the risks caused by the concentration among your customers. Additionally, please disclose the percentage of your users who are individuals seeking jobs, corporations posting jobs, or talent scouts seeking to match candidates with positions.
Shares Eligible for Future Sale, page 158

4. Your disclosure that your "ordinary shares have been approved for listing on the Nasdaq"
         is inconsistent with the disclosure elsewhere that you will apply for listing on the Nasdaq.
         Please revise or advise.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(k) Revenue recognition, page F-11

5. We note your revised disclosures in response to prior comment 31. Please revise to disclose the typical payment terms of your arrangements, as well as any cancellation or termination provisions. Refer to ASC 606-10-50-12(b) and (d). Outsourcing Services, page F-12

6. We note your response to prior comment 34. Please revise your disclosures to clarify the nature of the work performed in these arrangements, and that you recognize revenue upon project completion, as indicated in your response. Refer to ASC 606-10-50-12(a) and (c).
Permanent employment services, page F-12

7. Your response to prior comment 32 indicates that the completion of the probation period is the point in time when the PO is deemed satisfied and the customer accepts transfer of control as a proven qualified employee in the long term. Please tell us how you considered the guidance in ASC 606-10-55-85 through 55-88. In this regard, explain to us whether customer acceptance is based on objective or subjective criteria and include some examples of typical customer specifications in your arrangements. Also, tell us your experience with contracts for similar services, whether compliance with specifications in these types of contracts has been demonstrated in the past and how you considered that in
 Howard Lee
Lucas GC Ltd
January 25, 2023
Page 3
       determining when control transfers. Specifically, tell us how often your customers have determined candidates are not qualified for the job in the long term during the probation period and whether you have replaced candidates.
8. Please tell us whether you track the number of candidates that do not pass the probation period. If this information is tracked, tell us the number of candidates placed in the period compared to the number that did not pass the probation period. Please provide this information for the year ended December 31, 2021 and for the six months ended June 30,
       2022.
Item 7. Recent Sales of Unregistered Securities, page II-2

9. We note your disclosure in the prospectus that you have issued redeemable preferred shares as part of your financing activities. Please disclose the quantity and holders of your preferred shares in this section. Also, disclose the terms of the preferred shares in the
       Description of Share Capital section.
General

10. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representations noted in Instruction 2 thereto as an exhibit to your registration statement.
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at
(202) 551-3887 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                              Sincerely,
FirstName LastNameHoward Lee
                                                              Division of
Corporation Finance
Comapany NameLucas GC Ltd
                                                              Office of
Technology
January 25, 2023 Page 3
cc:       Yang Ge
FirstName LastName